

Confidentiality, Firewall, Conflicts of Interest, and Securities Trading and Reporting Policy (Policy C-5)

Issued by: Compliance Department

Applicable to: A.M. Best Rating Services, Inc., A.M. Best Europe – Ratings Services Limited, A.M. Best – Asia Pacific Limited, A.M. Best America Latina, S.A. de C.V., A.M. Best Asia-Pacific (Singapore) Pte. Ltd. and all Employees.

Effective date: 05/04/1967

Revision Date: 11/17/1972; 10/23/1981; 05/02/2001; 04/15/2004; 12/07/2005; 02/16/2006; 05/30/2007; 06/22/2007; 01/05/2009; 04/01/2009; 02/08/2010; 09/09/2010; 01/01/2011; 12/28/2012; 02/28/2014; 10/14/2014;10/20/2014;11/07/2014;06/15/2015;01/01/2016

Definitions

"AMBRS": Means A.M. Best Rating Services, Inc., A.M. Best Europe – Ratings Services Limited, A.M. Best – Asia Pacific Limited, A.M. Best America Latina, and A.M. Best Asia-Pacific (Singapore) Pte. Ltd.

"Brokerage Account": Means accounts through which investment orders are placed and transactions executed on the investor's behalf. For purposes of AMBRS policy, Brokerage Accounts are owned (or controlled) by an employee, either individually or jointly, or owned by an Immediate Family Member of the employee, (including where the employee is able to trade Securities on behalf of the Immediate Family Member), or where the Immediate Family Member is able to trade Securities on his/her own behalf.

"Confidential Information": Means information possessed by AMBRS that is not generally known by the public, except for information that: (a) is contained in (i) public disclosure documents, (ii) a press release issued by the issuer, or (iii) a publication or newspaper of general circulation; or (b) the issuer has informed AMBRS that such information is public information.

"Credit Rating": Means an independent opinion regarding the creditworthiness of an obligor, issuer or security.

"Employee": Means all full and part time employees of AMBRS.

"Immediate Family" and "Immediate Family Member": Means;

1. An Employee's spouse, including any partner of the Employee considered by local law to be equivalent to a spouse (i.e., a "civil union");

2. An Employee's dependent child or step child;

3. An Employee's other relatives who have shared the same household as the employee for at least one year before the date of a Securities trade or transaction;

4. Any legal person, trust or company that is directly (or indirectly) controlled by (or established for) the benefit of the Employee or other Immediate Family Member, or where the Employee is responsible for managing the trust or company for persons listed in items 1) through 3); or



5. Any person listed in items 1) through 3) where the Employee has discretionary control of investing activities or trading authority, regardless of whether the person shares the same residence as the Employee.

"Insurance Sector Fund": Means any mutual fund, Exchange Traded Fund (ETF) or other collective investment scheme that invests primarily in the securities of insurance companies and other insurance related entities.

"Non-Brokerage Account": means pensions and other tax-qualified/efficient accounts are deemed to be Non-Brokerage Accounts. Although subject to different definitions based on jurisdiction, these plans/funds are taken to include longer term commitments made by employees and their family to provision for their eventual retirement or other specified goals, such as an education savings plan. The guiding principle is that the savings plan consists of a number of well-diversified mutual funds and that the individual investor does not have control over issuer specific Securities within the plan and can only make general requests as to the fund make-up applicable to their plan. Examples include 401(k), 403(b), 457, and 529 plans (and any foreign equivalents).

"Material Non Public Information (MNPI)": Means Confidential Information that a reasonable investor would consider important in making a decision to buy, sell or hold a security, including but not limited to, Confidential Information related to acquisitions, mergers, divestitures, capital structure transactions, and projected financial results.

"Rating Action": Means the determination and dissemination of an initial Credit Rating; any change, affirmation, suspension or withdrawal of an existing Credit Rating; any change in a rating outlook; the placement of an existing Credit Rating under review; and, the publication of an expected or preliminary Credit Rating assigned to an obligor, security, or money market instrument before the publication of an initial Credit Rating.

"Rating Analyst" (also referred to as "Credit Analyst"): Means Employees of AMBRS that are responsible for preparing rating recommendations or that participate in determining, monitoring or approving Credit Ratings.

"Restricted Company": Means any company that has been issued or is applying for a Best Financial Strength Rating, a Best Issuer Credit Rating and/or a Best Securities Rating and all subsidiaries of such entities. In general, parent companies that derive more than a modest portion of revenues (GAAP revenue includes premium and insurance policy deposit activity) from Restricted Company subsidiaries (5% or more) are also deemed to be Restricted Companies and therefore securities issued by such parent and/or its subsidiaries, although not rated by AMBRS, fall under the guidelines of this Policy. Conversely, a large corporate entity that owns a small internal captive insurer that is rated by AMBRS would not be considered a Restricted Company.

"Restricted Security": Means any and all stocks, bonds, notes, and similar securities (whether or not listed or publicly traded) issued by a Restricted Company and also include all options, warrants, and other derivatives thereof and Insurance Sector Funds.

INTRODUCTION

Next to its employees, AMBRS's greatest asset is its reputation for producing quality ratings. The quality of our ratings depends on our integrity and independence from conflicts of interest. Any compromise to our integrity, or even the appearance of a compromise, conflict of interest, or other impropriety, could



severely damage our reputation and, as a result, diminish the value of our ratings and our business. AMBRS understands, and it is vital that each Employee understands, the importance of AMBRS's role in the insurance, financial services, health care, securities, and other markets and the responsibility this creates. AMBRS is committed to providing ratings that are objective, independent, timely, and forward-looking to fulfill its responsibilities to the markets it serves.

AMBRS has issued this Confidentiality, Firewall, Conflicts of Interest, and Securities Trading and Reporting Policy (this "Policy" or "Policy C-5") to protect our reputation against actual and perceived conflicts of interest or other compromises of our honesty and integrity. We have earned our reputation over more than 100 years, and we must continue to earn it every day going forward. This goodwill is entrusted to each of our Employees in their day-to-day work.

An area of particular concern is the proper treatment, use, and protection of confidential information possessed by AMBRS. All information provided to AMBRS (even information that is not confidential information) must be treated with respect and due care.

As outlined below, Employees are prohibited from disclosing any Confidential Information to any third parties (and, to a certain extent, other Employees) and are additionally required to take active steps to protect the confidentiality of MNPI. Handling Confidential Information in a highly professional manner (in accordance with this Policy) will help protect AMBRS's reputation for honesty and integrity and our relationships with the companies we rate, our other customers and clients, our regulators, market participants, and the general public.

Another key to preserving AMBRS's reputation is preventing even the appearance of a conflict of interest. To this end, this Policy contains restrictions on Employee's securities transactions and on their securities holdings.

This Policy applies to AMBRS and all Employees. All Employees are required to be familiar with and to comply with this Policy and all of AMBRS's other policies and codes of conduct (collectively, the "AMBRS Policies"), including our Code of Conduct. In addition, all Employees should be aware that they may be civilly and/or criminally liable, under state, federal, and/or other applicable laws, for improper disclosure or use of Confidential Information (including trading of securities of an issuer while in possession of, or based upon, MNPI. All Employees are expected to be familiar with and understand the legal and regulatory structure applicable to AMBRS. To the extent that any Employee participates in the securities or other markets in their individual capacity, AMBRS expects such individual to be familiar with the legal and regulatory requirements applicable to such participation.

Violations of this Policy (including failure to comply with the reporting requirements of this Policy and failure to comply with this Policy's requirements in a timely manner) may lead to disciplinary action by AMBRS, up to and including termination of employment.

This Policy may be amended or replaced at any time.


Section 1

Confidential Information


1.1   Confidential Information.

Confidential Information is not limited to information received by AMBRS that is marked as confidential or proprietary. In general, you should take a broad and conservative view towards what might be deemed Confidential Information. Information maintained on companies that is not included in



public documents, including material that has been specifically requested by AMBRS, should be treated as Confidential Information. If you have any doubt as to whether information is Confidential Information (or whether it is sensitive and should be treated with special care even if not strictly confidential), you should presume that such information is Confidential Information. If you have a question as to whether or not certain information should be treated as Confidential Information, contact your supervisor, department head, or the Compliance Officer for guidance.

1.2 <u>**Use of Confidential Information and MNPI.**</u>

Strict compliance with this Policy is required of all Employees with respect to the handling, use, management, disclosure, and protection of all Confidential Information, including MNPI.

(a) <u>**Permitted Use of Confidential Information.**</u>

AMBRS and all Employees shall use material Confidential Information only for purposes related to AMBRS's business activities. Any other use by any Employee is strictly prohibited (including, but not limited to, any use for any direct or indirect personal gain or the gain of others, and whether through trading of securities or otherwise). AMBRS and all Employees shall actively protect and safeguard all material Confidential Information from disclosure to any third parties or, except as otherwise expressly permitted by this Policy (including the Firewall Policy set forth in Section 1.4 below), to any other Employees that are not involved in the related business activity.

MNPI may be shared and discussed only with the entity (or its authorized agents) that provided such information to AMBRS and with Employees who have a "need to know" (as defined in Section 1.4(b) below) such information, as more fully described below. Employees are required to make every effort to protect such information from improper disclosure or misuse.

Although AMBRS's Rating Analysts may discuss the analysis underlying and supporting rating opinions with investors, media, analysts, and certain other third parties, under no circumstances are Rating Analysts or any other Employees permitted to discuss or disclose MNPI (or to render or imply personal views with respect to specific ratings). Please note that all unpublished rating committee determinations are considered MNPI and must be treated with due care and in accordance with this Policy

Under no circumstances can MNPI be discussed with persons (other than the rated entity or its authorized agents) outside the AMBRS organization (including employees of affiliated AMBRS companies, family, friends, social acquaintances, and business contacts).

(b) <u>**Prohibited Uses of Confidential Information.**</u>

(i) <u>Securities Trading.</u> **Each Employee is prohibited from buying, selling, or otherwise trading stock or other securities (or any derivative thereof) (i) of any company if such person is aware of any MNPI of such company or (ii) if such purchase, sale, or other trade is made on the basis, in whole or in part, of any MNPI.** Each Employee is similarly prohibited from (i) using or employing any third party to make any such purchase, sale, or other trade or (ii) providing any MNPI to any third party for any reason (including, but not limited to, any purpose related to any purchase, sale, or other trade of any stock or other securities).

Misuse of MNPI may be a violation of law, including state and federal laws relating to the trading of securities. Serious consequences could result from the misuse of MNPI and may include civil and criminal liability, sanctions, significant fines, and imprisonment.



AMBRS's additional securities trading policies are summarized below in Section 2 of this Policy.

   (ii) <u>Other Prohibited Uses</u>. Any other use of MNPI that is not expressly permitted by this Policy is strictly prohibited.

1.3 <u>**Protection of Confidential Information.**</u>

   (a) <u>**In General**</u>. As a general rule, all Employees should exercise the utmost care when handling Confidential Information in order to avoid violating this Policy, any other AMBRS Policy, or any applicable legal, regulatory, or ethical requirements.

   If you receive Confidential Information, you are required to follow the appropriate procedures outlined in this Policy and to comply with all other policies and procedures of AMBRS regarding the treatment of Confidential Information. If the existing policies and procedures of AMBRS do not address the handling of a particular type of information or circumstance, you should immediately contact your supervisor, department head, or the Compliance Officer for guidance.

   (b) <u>**Specific Guidance - MNPI**</u>. You must make every effort to safeguard all MNPI that comes to you through your work at AMBRS. You should at all times exercise caution when discussing MNPI, whether inside or outside the office. When outside the office, you should exercise special care due to the increased likelihood that unauthorized third parties may overhear discussions or see documents. MNPI is never to be discussed in social situations, nor with any unauthorized third parties (including, but not limited to, friends and relatives). Within the office, you should be careful in conversations not to disseminate MNPI to Employees or other individuals who do not have a bona fide "need to know" such information, such as employees of AMBRS's affiliated companies or to persons unaffiliated with AMBRS. Distribution of documents, notes, files, and other ratings-related work should be controlled and limited. When sharing MNPI with another Employee who has a legitimate "need to know" such information, the disclosing Employee is responsible for letting the recipient know that the information is Confidential Information or MNPI. Whether a particular Employee has a legitimate "need to know" regarding certain Confidential Information is discussed in Section 1.4 below.

  In addition to the foregoing, you should maintain the following safeguards to protect MNPI:

   (i) <u>Calls with Interested Parties</u>. On calls with interested parties, such as individual and institutional investors, underwriters of securities, insurance brokers, investment bankers, or the media, AMBRS's Rating Analysts may discuss the analysis supporting any rating assigned by AMBRS. However, under no circumstances should Rating Analysts discuss MNPI on any such calls or render or imply personal views with respect to specific ratings. Rating Analysts should discuss only information that has been publicly disclosed. Additionally, Rating Analysts are prohibited from discussing any commercial relationship between the interested party and AMBRS or its affiliates, or between AMBRS or its affiliates and any entity rated by AMBRS.

   (ii) <u>Discussions</u>. All Employees are strictly prohibited from discussing MNPI under circumstances in which persons (other than Rating Analysts who have a "need to know") could overhear such discussions. This rule applies at all times, both inside and outside the office. Employees should exercise extreme caution in participating in conversations in public places when using speakerphones or talking on cellular phones or in any other location/situation in which unauthorized persons may overhear or see MNPI.

   (iii) <u>Documents</u>. Documents (including electronic communications such as emails and faxes), notes, files, and other ratings-related work products that contain MNPI should not be



left out in the open (whether at work, at home, or anywhere else) where unauthorized personnel might see them.

(iv)   Ratings.   Employees are prohibited from disseminating, within or outside AMBRS, any pending Rating Action except in strict accordance with all applicable AMBRS Policies. (Note that an unpublished Credit Rating is considered MNPI).

For additional guidance on sharing of Confidential Information, including MNPI, with other Employees, you are directed to AMBRS's Firewall Policy in Section 1.4 below.

1.4   Firewall Policy.

(a)   In General.   As part of AMBRS's commitment to fair and honest dealing in all aspects of its business, this Firewall Policy is intended to protect MNPI from improper use or disclosure by strictly limiting the sharing of such information within the AMBRS group.

This Firewall Policy is vital to ensuring that AMBRS's Ratings department operates without jeopardizing AMBRS credibility and reputation. The limitations on the use of information outlined in this Firewall Policy are necessary to prevent any actual or perceived impropriety in AMBRS's handling and use of Confidential Information, MNPI and other sensitive information.

(b)   The Firewalls.

(i)   "Need to Know".   Except as otherwise specifically provided herein, MNPI (and other sensitive information) may only be shared within AMBRS with Employees who have a legitimate "need to know" such information in connection with the performance of their duties as an Employee of AMBRS. Within the Ratings Division, only Rating Analysts that are directly involved in a rated entity's rating relationship and their supervisors within the Rating Department qualify as bona fide "need to know" individuals. These individuals, under the direction of their supervisors may be allowed to share such information with the appropriate rating committee and thereafter with AMBRS personnel involved in the dissemination of ratings.

(ii)   Operation of the Firewalls.   The establishment of firewalls between AMBRS's departments does not imply that MNPI can circulate freely within a department. Nor is the establishment of these firewalls intended to prevent all communication of MNPI between departments. The "need to know" limitation applies to the sharing of MNPI among Employees in the same department, as well as the sharing of MNPI among Employees in different departments. All sharing and disclosing of MNPI within AMBRS is subject to this Firewall Policy.

Business communications between Employees in different departments and related to or involving material Confidential Information should be kept to a minimum and on a "need to know" basis. Employees are directed not to discuss company specific information, potential or pending Rating Actions, particular company transactions, or capital market initiatives with any Employee outside their immediate working group of "need to know" personnel.

Except as otherwise outlined in this Policy, if an Employee believes that it is necessary or advisable to share certain MNPI with an Employee in another department, such Employee must notify the senior officer in his or her department, his or her Team Leader, and the Compliance Officer prior to sharing such information. Thereafter, such Employee may only act upon, and in strict compliance with, the determination of such senior officer, Team Leader, and/or Compliance Officer.



Except as otherwise specifically provided in this Policy, all Employees shall at all times comply with the following:

(A)   Rating Analysts are prohibited from disclosing MNPI to Employees who do not have a bona fide need to know, including disclosing MNPI to Employees employed in the Ratings Division who are not directly involved in the rating process for the rated entity to which such information pertains.

(B)   Rating Analysts are prohibited from discussing with employees of AMBRS's affiliated companies any commercial relationship that AMBRS's affiliated companies may have with rated companies.

(C)   No Employee may suggest or imply that the purchase of any particular product or service offered by AMBRS or any of its affiliates will have a favorable effect on a rating. As part of their work responsibilities, Rating Analysts often make business related presentations to interested parties, particularly with respect to the rating process (or certain aspects of the process). In the course of these presentations, Rating Analysts may offer or may be asked to discuss the general nature of certain products and services offered by AMBRS or its affiliates. However, under no circumstances should any Rating Analyst enter into commercial discussions with any particular interested party and any commercial inquiries of interested parties should be directed to appropriate sales personnel.

(D)   The opinions of AMBRS's Rating Analysts are developed by following AMBRS's processes, methodologies, policies, and procedures and are not be influenced by any commercial relationship (or the absence of a relationship) between AMBRS or its affiliates and any third party.

(E)   No Employee is permitted to attempt to exert improper influence on the opinions of any of AMBRS's Rating Analysts. Under no circumstance is it permitted for any Employee to try to influence the opinion of a Rating Analyst by referring to the commercial relationship (or the absence of a commercial relationship) between AMBRS or its affiliates and any third party.

(F)   AMBRS's Rating Analysts and other Rating personnel may not participate in any business activities to the extent any such participation may give rise to an actual or perceived conflict of interest.

(G)   Employees involved in determining, monitoring or approving Credit Ratings and those that participate in developing or approving procedures or methodologies used for determining Credit Ratings, including qualitative and quantitative models, are prohibited from initiating, discussing, negotiating, or arranging rating services fees.

(H)   Rating Analysts may not discuss the deliberations relating to, or any material Confidential Information used in determining, any AMBRS rating with any Employee outside of the "need to know" loop.

(I)   AMBRS and Employees of AMBRS are prohibited from having any non-ordinary course business relationships with a Restricted Company. For instance, a non-ordinary course business relationship would include obtaining a loan from a Restricted Company at interest rates far below market rates or entering a business



relationship with a rated entity, such as a joint venture. Ordinary course business relationships, such as purchasing insurance policies, mutual funds (excluding insurance Sector Funds), pension, healthcare or other services at market rates (arm's length transactions) are not considered non-ordinary course business relationships.

(J)   Employees are prohibited from disseminating, whether within or outside AMBRS, pending rating actions except in strict accordance with all applicable AMBRS Policies.

(K)   Rating Analysts are prohibited from making proposals or recommendations, either formally or informally, regarding the design of structured finance products that AMBRS rates.

(L)   AMBRS and Employees of AMBRS are prohibited from providing consultancy or advisory services and from otherwise making proposals or recommendations to a rated entity or a related third party entity regarding the corporate or legal structure, assets, liabilities or activities of a rated entity or its related third parties.

> Note: Analysts are prohibited from engaging in communications with a rated entity or a potentially rated entity whereby the purpose of the analyst's communications is solely to offer such entity information on how the entity can achieve a specific rating. This does not prevent analysts from providing general feedback to a rated entity or related third parties or to a prospective rated entity with respect to the general treatment of information provided by the entity according to published methodology. This prohibition also does not apply to any communications that the company or its employees must disclose as a result of regulatory requirements.

(M)   Rating Analysts employed by A.M. Best Europe – Rating Services Limited are prohibited under Point 7 of Annex C of Regulation (EC) No 1060/2009 from becoming employed in a "key management position" by any entity or its related third parties in which the analyst participated in determining a Credit Rating within six months of the Credit Rating.

(N)   Rating Analysts not employed by A.M. Best Europe – Rating Services Limited who vote in rating committees where the lead Rating Analyst of the subject of the credit rating is employed by A.M. Best Europe – Rating Services Limited are prohibited under Point 7 of Annex C of Regulation (EC) No 1060/2009 from becoming employed in a "key management position" by any entity or its related third parties in which the Rating Analyst participated in determining a Credit Rating within six months of the Credit Rating.

> Note to (M) and (N): European Regulators have not defined "key management position", however, it is broadly accepted across EU financial regulation that a "key management position" generally entails assignment of decision making, directly or indirectly, by means of delegation from the responsible bodies/persons, or responsibility for final sign-off of decisions to responsible bodies/persons within the company.

> These employment functions naturally point to positions that are generally referred to as part of the senior management of a company (board members,



directors, executive officers, heads of departments, etc.). However, EU regulators also believe that a case by case analysis is always needed to assess the extent to which a position may be effectively "key". For example, EU regulators believe that a middle management position may be deemed as key to the extent to which it involves interactions with a credit rating agency.

(O)   Rating Analysts, upon becoming aware that another Rating Analyst has engaged in conduct that is illegal shall report such information immediately to the Compliance Officer. AMBRS management prohibits retaliation by other AMBRS staff or by AMBRS itself against any employees who, in good faith, make such reports.

(P)   Employees shall immediately report to the Compliance Officer, via email, any instance where the Employee receives from any outside party (defined as any person not employed by A.M. Best Rating Services and its subsidiaries) information that alleges that an issuer of securities that are rated by A.M. Best has committed, or is committing, a violation of law.

Note: Employees are not expected to be experts in law and as such you are under no obligation to make any judgment regarding the materiality of an alleged violation of law, or to attempt to verify the accuracy of such alleged violation.

(Q)   Employees shall immediately report to the Compliance Officer, via email, any complaint received from any outside party (defined as any person not employed by, or a director of, A.M. Best Rating Services and its subsidiaries) regarding Credit Ratings, rating models, rating methodologies, or compliance with securities laws. Additionally, Employees are required to forward to the Compliance Officer copies of any documents received from such outside parties, including but not limited to, any information received by post or email.

1.5   Additional Obligations of Employees.

If an Employee becomes aware of anyone (within or outside AMBRS) who is misusing MNPI, or is taking a cavalier attitude towards its safeguard, such Employee has an obligation to AMBRS and to the entity providing such information to notify their supervisor, department head, and/or the Compliance Officer of this circumstance. In addition, if someone shows an unusual interest in rating activity for a particular rated entity, and that individual has no legitimate business reason to be apprised of such information, Employees have an obligation to report such unusual or suspicious activity to their supervisor, department head, and/or the Compliance Officer. Potential abuse or misuse of MNPI could damage AMBRS's reputation and financial condition, which could ultimately jeopardize the welfare of AMBRS and its employees.

If an Employee becomes aware that another Employee or department of AMBRS is engaging, or has engaged, in conduct that is illegal, unethical, or contrary to AMBRS's policies and procedures, such Employee is required to report such information immediately, on either a disclosed or anonymous basis, to their supervisor, department head, and/or the Compliance Officer so that the matter can be reviewed and appropriate action can be taken. Employees are not expected to be experts in the law, but they are expected to report the activities that a reasonable person would question. The Compliance Officer is obligated to take appropriate action, as determined by applicable laws and regulations and the rules, procedures, and guidelines set forth by AMBRS. AMBRS prohibits retaliation by other Employees or by AMBRS itself against any Employee who, in good faith, make such reports.



SECTION 2

CONFLICTS OF INTEREST AND SECURITIES TRADING AND REPORTING POLICY

2.1 General Policies.

Except in certain limited circumstances, all Employees of AMBRS (and, in certain circumstances, members of their Immediate Family) are prohibited from owning any security, or becoming involved in any business, activity, association, organization, consulting role, or other activity, that could be interpreted as creating a real or potential conflict of interest or could in any way damage AMBRS's reputation. In addition to each Employee's duty of loyalty to AMBRS, each Employee has an obligation to preserve and protect AMBRS's reputation for independence, honesty, integrity, and fair dealing. All Employees are prohibited from engaging in any activity that might constitute or result in, or create the appearance of, any impropriety or conflict of interest.

AMBRS occupies a unique position as an objective and independent authority serving the insurance, financial services, health care, and other industries. AMBRS is committed to dealing fairly and honestly with issuers, investors, regulators, market participants, and the public and to providing ratings that are objective, independent, timely, and forward-looking.

Significant damage to AMBRS's reputation can result from any actual (or perceived) conflict of interest or impropriety. Therefore, all Employees are required to take a very conservative approach towards avoiding any such actual or perceived conflict of interest or impropriety.

The prevention of any actual (or perceived) conflict of interest or impropriety also ensures and reinforces the trust that rated entities place in AMBRS, which is vital to the continued high quality of our ratings.

2.2 Conflicts of Interest. To minimize the risk of any actual or perceived conflict of interest or impropriety, each Employee is subject to the following restrictions:

(a) Relationships with Restricted Companies, Government Agencies, and Self-Regulatory Bodies.

No Employee may:

(i) be employed by, provide services as an independent contractor to, serve on any board of directors or similar supervisory board of, or, except as specifically provided in Section 2.3 below, own any security (or any derivative thereof) issued by any Restricted Company or any entity affiliated with any Restricted Company (such as a parent, subsidiary, or sister company of such Restricted Company);

(ii) hold any elected or appointed government office, to the extent holding any such office may give rise to an actual or perceived conflict of interest;

(iii) serve in any capacity on any government or public agency, authority, commission, or regulatory body, to the extent any such service may give rise to an actual or perceived conflict of interest;

(iv) serve in any capacity on any self-regulatory body that has any function in the oversight of the insurance, financial services, health care, or capital markets, to the extent any such service may give rise to an actual or perceived conflict of interest;



(v)   serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any trade or professional organization or association, to the extent any such service may give rise to an actual or perceived conflict of interest; or

(vi)   serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any broker or dealer engaged in the business of underwriting securities or money market instruments. This prohibition also applies to any person directly or indirectly controlling, controlled by or under the common control of AMBRS.

Employees must also promptly notify the Compliance Officer in the event that their Immediate Family Members serve in any of the capacities described in items (i) through (vi) above.

(b)   <u>**Prohibition on Participating in Rating Actions.**</u> In addition to the prohibitions enumerated in Section 2.2 (a) (i) through (vi) Employees are prohibited from participating in any aspect of the rating process or any Rating Action involving a Restricted Company or any security of a Restricted Company if:

(i)   you or any Immediate Family Member own any security of such Restricted Company (other than any such securities held in diversified mutual funds);

(ii)   you or any Immediate Family Member own any Insurance Sector Fund (as defined below);

(iii)   you or any Immediate Family Member serve on any board of directors or similar supervisory board of, or are employed by, any Restricted Company or any entity affiliated with any Restricted Company.; or

(iv)   a family, personal, or financial interest might unduly influence you in any way (for example, if your Immediate Family Member is employed by a company that does significant business with a Restricted Company).

Additionally, any Employee that served on any board of directors or similar supervisory board of, owned any security issued by, was employed by, or had any other relationship with a Restricted Company (or any affiliate thereof) that may cause, appear to cause, or be perceived as causing a conflict of interest, is prohibited from participating in any aspect of the rating process or any Rating Action involving such Restricted Company or any security of such Restricted Company for a period of two years following the termination of such relationship.

At the end of such two year period, AMBRS shall determine, in its discretion, whether such Employee shall be permitted to participate in any rating process or Rating Action involving such Restricted Company. Such decision shall be made by the Compliance Officer following a review of the facts and circumstances surrounding each case and their assessment of such person's ability to independently and fairly participate in the rating process.

To the extent that any Employee is subject to any of the foregoing restrictions, such person is required to inform the Compliance Officer upon the commencement, and upon the cessation or termination, of the circumstances subjecting such person to such restrictions. To the greatest extent possible, each such Employee shall provide advance notice of any such circumstances.

(c)   <u>**Gifts – Employees not involved in determining, monitoring or approving Credit Ratings.**</u>



(i)   Except as otherwise specifically provided herein, Employees not involved in determing, monitoring or approving Credit Ratings and their Immediate Family Members are prohibited from accepting gifts, benefits, services or anything similar (collectively gifts) totaling more than $100 USD annually from any Restricted Company (or any of its directors, employees, agents, or representatives) or from any third party representing or in any way affiliated with any Restricted Company. Such $100 USD limit applies collectively to all gifts received by you and your Immediate Family Members, except that gifts from a Restricted Company to your Immediate Family Members who are currently employed by such Restricted Company are exempt from this Policy. Any single gift or gifts that, in aggregate, exceed the $100 USD annual limit shall be promptly reported to the Compliance Officer and immediately relinquished to AMBRS for appropriate disposition.

(ii)   You are required to report any gift received by you or your Immediate Family Members from any Restricted Company.

(iii)   You are prohibited from soliciting (or in any way requesting money), gifts, favors, benefits, and anything similar from any Restricted Company (or any of its directors, employees, agents, or representatives) or any third party representing, or in any way affiliated with, any Restricted Company.

(iv)   Gifts of cash (or cash equivalents such as securities, gift cards, etc.) from any Restricted Company to you, and/ or your Immediately Family Members, are strictly prohibited under all circumstances.

(v)   Attendance at high profile functions or events, such as the Super Bowl, the Oscars, and certain fundraisers, that are paid for by a Restricted Company are strictly prohibited.

(vi)   Occasional meals provided by a Restricted Company in connection with legitimate AMBRS business activities with such company, which are neither so frequent nor so extensive as to raise any question of impropriety or undue influence, are not subject to the annual gift limit or the reporting requirement set forth in subsection (ii) above. Entertainment provided by a Restricted Company in connection with legitimate AMBRS business activities with such company, which are neither so frequent nor so extensive as to raise any question of impropriety or undue influence, are not subject to the annual gift limit, but are subject to the reporting requirements in subsection (ii) above. The provisions of this subsection (vi) do not apply, however, if there is no legitimate business purpose underlying any such meal or entertainment activity.

(vii)   Transportation, lodging, and meal expenses to attend a business meeting with a Restricted Company may be paid for or reimbursed by the Restricted Company if (A) you obtain prior approval from the head of your department, (B) the location of the meeting is appropriate for the purpose of the meeting (e.g., the Restricted Company's offices), and (C) transportation, lodging, and meal expenses for any outside (personal) guest are not paid for or reimbursed by the Restricted Company. Such payment or reimbursement by a Restricted Company is not subject to the annual gift limit, but is subject to the reporting requirements in subsection (ii) above.

(viii)   Transportation, lodging, and meal expenses for eligible Employees that are requested to make business presentations at a Restricted Company sponsored event may be paid for or reimbursed by the Restricted Company if such Employee obtains prior approval



from the head of his or her department and no similar payment or reimbursement is made with respect to any guests of such employee. Payment or reimbursement of transportation, lodging, and meal expenses are not subject to the reporting requirement, but in no instance exceed the period beginning the night before and ending the morning after the presentation is made. Entertainment in connection with such events, provided such entertainment does not raise any question of impropriety or undue influence, is not subject to the annual gift limit, but is subject to the reporting requirements in subsection (ii) above.

    (d)   <u>**Gifts – Employees involved in determining, monitoring or approving Credit Ratings.**</u>

    (i)   Except as otherwise specifically provided herein, Employees involved in determining, monitoring or approving Credit Ratings and their Immediate Family Members are prohibited from accepting gifts, benefits, services, entertainment or anything similar (collectively gifts) from any Restricted Company (or any of its directors, employees, agents, underwriters, sponsors or representatives) or from any third party representing or in any way affiliated with any Restricted Company. Such prohibition applies to all gifts received by you and your Immediate Family Members, except that gifts from a Restricted Company by an Immediate Family Member who is currently employed by such Restricted Company are exempt from this Policy.

    (ii)   You are required to report any gift received by you or your Immediate Family Members from any Restricted Company, excluding those gifts expressly permitted under section (iv) below.

    (iii)   You are prohibited from soliciting or in any way requesting gifts from any Restricted Company (or any of its directors, employees, agents, or representatives) or any third party representing, or in any way affiliated with, any Restricted Company.

    (iv)   **Permitted Gifts** – Employees who participate in determining, monitoring or approving Credit Ratings are permitted to receive gifts from Restricted Companies in the context of normal business activities such as note pads, pens and refreshments, including light lunches, during meetings at the company's offices that have an aggregate value of no more than $25.00 USD per person and per day. **Such employees are prohibited from accepting any gift, regardless of its value, that has no use in conducting the meeting.**

    (e)   <u>**Issuing or Maintaining Certain Credit Ratings.**</u> Rule 17g-5(c) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") prohibits nationally recognized statistical rating organizations (including AMBRS) from having the following conflicts of interest:

    (i)   Issuing or maintaining a Credit Rating solicited by a person that, in the most recently ended fiscal year, provided the nationally recognized statistical rating organization with net revenue equaling or exceeding 10% of the total net revenue of the nationally recognized statistical rating organization for such fiscal year; or

    (ii)   Issuing or maintaining a Credit Rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where the nationally recognized statistical rating organization, a Rating Analyst that participated in determining the Credit Rating, or a person responsible for approving the Credit Rating directly or indirectly controls, is controlled by, or is under common control with the person that is subject to the Credit Rating.



Additionally, Mexico's regulatory restrictions prohibit A.M. Best America Latina from rating any entity that owns or controls five percent or more of A.M. Best America Latina.

Notwithstanding any provision to the contrary in this Policy or any other AMBRS Policy, any action by AMBRS or by any Employee which violates, or might reasonably be expected to lead to or result in a violation of these provisions is strictly prohibited.

      (f)   **Disclosure of Other Potential Conflicts.** With respect to every rating process or action in which an Employee participates, that Employee is required to disclose to their department head and the Compliance Officer any other potential conflicts of interest not otherwise covered in this Policy. The Compliance Officer, after consultation with the Employee's department head, will determine whether any such potential conflict of interest could reasonably be expected to (or appear to) compromise or otherwise impair the Employee's ability to participate in an objective and independent manner with respect to such Rating Action or process. **Remember: You are required to use your utmost care to avoid even the appearance of any impropriety or conflict of interest.**

      (g)   **Additional Restrictions.** It may be necessary from time to time for AMBRS to impose greater restrictions than those set forth in this Section 2.2 with respect to a particular department of AMBRS. To the extent AMBRS institutes any additional restrictions Employees will be given notice thereof by AMBRS.

2.3   **Securities Trading and Reporting.**

      (a)   **Restricted Securities.**

      It is AMBRS's view that any purchase, ownership, or trade of any security issued by a Restricted Company (or any derivative thereof) and Insurance Sector Funds by AMBRS or any Employee is likely to give rise to a conflict of interest or at least create an appearance of impropriety or a conflict of interest. To protect and sustain AMBRS's long established reputation for honesty, integrity, and fair dealing, AMBRS maintains strict policies with respect to purchasing, owning, and trading Restricted Securities.

      In addition to the rated companies listed on the Ratings Center of AMBRS's website, AMBRS also maintains an internal list of Restricted Companies (the "Restricted List") as a convenience to aid Employees in identifying Restricted Securities. Companies are added to the Restricted List when the company requests AMBRS to initiate a review process which is intended to lead to the issuance of a Best Financial Strength Rating, a Best Issuer Credit Rating, a Best Securities Rating, or any other Best Credit Rating. It is the responsibility of Employees with knowledge of the rating request to immediately notify the Compliance Officer that such process has been initiated and supply the names and ticker symbol, if applicable, of the entities that should be added to the Restricted List. It should be noted that although AMBRS attempts to maintain a current and exhaustive listing on its website and Restricted List, great care should be exercised before trading any securities issued by companies within the insurance, financial services and health care sectors.

      To help ensure that Employees do not inadvertently engage in securities transactions that are contrary to AMBRS's securities ownership and trading policies, all Employees of AMBRS are strongly encouraged to report, through the electronic "Securities Certification System", all intended purchases of securities other than diversified mutual funds and non-Insurance Sector ETFs prior to placing the purchase order, whether such order or purchase is intended to be made directly by the Employee or an Immediate Family Member, or a person acting on behalf of such Employee or Immediate Family Member (for example: a financial planner or advisor).



Additionally, this Policy requires that all Employees promptly inform the Compliance Officer of any sector fund or rated company and/or their subsidiaries, affiliates or parent company of such rated entity that should be added to or deleted from the Ratings Center and/or Restricted List.

The following paragraphs summarize AMBRS's policies with respect to Restricted Securities. Employees must refer to AMBRS associated policies and procedures with respect to securities trading, ownership and reporting requirements.

(b) **Corporate Investments by AMBRS.**

A.M. Best Rating Services, Inc., its subsidiaries, their pension, profit sharing and retirement plans and any other accounts controlled by A.M. Best Rating Services, Inc. or its subsidiaries are prohibited from owning or trading Restricted Securities.

(c) **Personal Investments by Employees.**

(i)   Employees are required to disclose upon employment, and thereafter on a quarterly basis, the name(s) of any company(s) providing brokerage services (Brokerage and non-Brokerage) to the Employee or their Immediate Family Members. Upon request, Employees are required to provide AMBRS with original copies of all brokerage account statements, including trade confirmations, for all such accounts held by the Employee and their Immediate Family Members.

(ii)   Except as otherwise expressly provided for in AMBRS securities ownership, trading and reporting policies, all Employees and their Immediate Family Members, are prohibited from owning or trading any Restricted Securities. Notwithstanding the foregoing provision of this subsection (ii), an Employee's Immediate Family Member who is currently employed by a Restricted Company is exempt from this prohibition insofar as it relates to the Restricted Securities of such Restricted Company. Employees with an Immediate Family Member who owns Restricted Securities as provided in this subsection (ii) are required to recuse themselves from all rating deliberations, processes, and actions involving the related rated entity.

(iii)   Restricted Securities owned by Employees in pension, retirement, profit sharing, or similar accounts sponsored by a former employer and which are not freely alienable, or securities that cannot be liquidated without penalty (excluding capital gains/losses), are not subject to the liquidation requirements of this Section 2.3(c) or Section 2.3(d). Employees are precluded from beneficially purchasing additional shares of such Restricted Securities and all holdings and transactions in such Restricted Securities must be reported (see Section 2.3(d) below). Once such Restricted Securities can be liquidated without penalty, however, they shall immediately become subject to this Section 2.3(c) and Section 2.3(d). Any Employee who owns Restricted Securities subject to this subsection (iii) is required to recuse himself or herself from all rating deliberations, processes, and actions involving any such Restricted Securities or the rated company to which they relate.

(iv)   An Immediate Family Member of any Employee may hold Restricted Securities of their current employer in pension accounts, retirement accounts, or profit sharing accounts sponsored by such employer. All holdings and transactions in such securities by an Immediate Family Member must be reported (see Section 2.3(d) below). Upon termination of employment, Immediate Family Members are required to liquidate all Restricted Securities that are not subject to penalty (excluding capital gains/losses). At such time that Restricted Securities can be liquidated without penalty, they shall immediately become subject to the liquidation and reporting requirements of this Section 2.3(c) and Section 2.3(d). Employees with Immediate Family



Members who own Restricted Securities in pension, retirement, or profit sharing accounts are required to recuse themselves from all rating deliberations, processes, and actions involving any related rated company.

(v)   Restricted Securities beneficially owned by an Employee's Immediate Family Member and held in 401(k) plans, trusts, or other arrangements pursuant to which such Immediate Family Member does not have direct or indirect control, discretion, or influence over any purchase, sale, or trade involving such Restricted Securities are exempt from the liquidation requirements of this policy. However, holdings of Restricted Securities and transactions involving Restricted Securities are subject to the reporting requirements of Section 2.3(d). Employees with Immediate Family Members who own Restricted Securities exempted under this subsection (v) are required to recuse themselves from all rating deliberations, processes, and actions involving any related rated company.

(d)   <u>Reporting Requirements.</u>

(i)   All Employees are required to disclose their ownership of Restricted Securities by completing the "Restricted Securities Disclosure Form" each calendar quarter and submitting such electronic form, within 10 business days after the end of such calendar quarter. All new Employees are required to complete the Restricted Securities Disclosure Form when hired or appointed or elected to the board. The Restricted Securities Disclosure Form requires disclosure of all Restricted Securities beneficially owned by the Employee and their Immediate Family Members.

(ii)   If a newly hired employee of AMBRS (or any member of any such Employee's Immediate Family) owns Restricted Securities that are required to be liquidated, 100% of the Restricted Securities must be liquidated within 90 days of the date of hire.

(iii)   Periodically, the list of rated entities set forth on the AMBRS Ratings Center web page and the internal Restricted List are updated to reflect newly rated companies and other updates. In the event that new rated entities are added to the AMBRS Ratings Center web page and/or new Restricted Companies are added to the Restricted List, each Employee is obligated to determine if they or their Immediate Family Members own any Restricted Securities of such entities. Furthermore, if the Employee is a Rating Analyst that follows any such Restricted Company, he or she must notify the Compliance Officer and must recuse himself or herself from following such Restricted Company until the holdings are liquidated. If an Employee or their Immediate Family Members own securities that become Restricted Securities, those securities must be liquidated within 90 days from the date it was added to the Restricted List.

(iv)   At the end of each calendar quarter, all Employees (on behalf of themselves and their Immediate Family Members) are required to complete and electronically submit a "Quarterly Compliance Certificate". The Quarterly Compliance Certificate requires Employees to: (1) certify that they have read and understand AMBRS securities trading ownership and reporting policies and procedures and that they have faithfully complied with the terms and conditions of all such policies; and (2) state whether or not they or their Immediate Family Members engaged in any trading of Restricted Securities in such quarter. All Employees are required to complete and return the Quarterly Compliance Certificate within 10 business days of the end of each calendar quarter. If any Employee or their Immediate Family Members did engage in trading Restricted Securities during such quarter, such Employee is required to provide the requested information.



(v)   Employees are strongly encouraged to enter all intended securities purchases (as applicable) in the electronic "Securities Certification System" described in section 2.3 (a) above prior to execution.

(vi)   Employees and their Immediate Family Members may be required to electronically forward Brokerage Account information to securities surveillance systems used by AMBRS.

SECTION 3

PROHIBITED UNFAIR, COERCIVE, OR ABUSIVE PRACTICES; BAN ON REPRESENTATIONS

3.1   Prohibited Unfair, Coercive, or Abusive Practices.

Section 15E(i)(1) of the Exchange Act provides that the Commission may prohibit certain specified acts or practices if the Commission determines that the act or practice is unfair, coercive, or abusive. The Commission has determined that the following acts are of such nature and are prohibited:

(a) Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products, of the nationally recognized statistical rating organization or any person associated with the nationally recognized statistical rating organization:

> Example: AMBRS cannot condition or threaten to condition the issuance of a Credit Rating on the purchase by an obligor, issuer, or its affiliates, of any other product or service offered by AMBRS or any of its affiliates (for instance; A.M. Best Company, Inc. news services, data products, publications, Best's Capital Adequacy Ratio model, etc.);

(b) Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with the nationally recognized statistical rating organization's established procedures and methodologies for determining credit ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of the nationally recognized statistical rating organization or any person associated with the nationally recognized statistical rating organization:

> Example: AMBRS assigns an initial Credit Rating that is higher than that which would otherwise be assigned if AMBRS followed its methodologies/criteria based on the fact that the obligor, issuer, or its affiliates agrees to pay AMBRS or its affiliates for the Credit Rating or another product or service;

(c)   Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to the nationally recognized statistical rating organization's established procedures and methodologies for modifying credit ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of the nationally recognized statistical rating organization or any person associated with the nationally recognized statistical rating organization:

> Example: AMBRS assigns an existing Credit Rating a higher credit rating than that which would otherwise be assigned if AMBRS followed its methodologies/criteria based on the fact that the obligor, issuer, or its affiliates agrees to pay AMBRS or its affiliates for the Credit Rating or another product or service;



(d) Issuing or threatening to issue a lower credit rating, lowering or threatening to lower an existing credit rating, refusing to issue a credit rating, or withdrawing or threatening to withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by the nationally recognized statistical rating organization, where such practice is engaged in by the nationally recognized statistical rating organization for an anticompetitive purpose;

> Example: AMBRS issues or threatens to issue a lower initial Credit Rating, lowers or threatens to lower an existing Credit Rating, refuses to issue a Credit Rating, or withdraws or threatens to withdraw a Credit Rating on an asset-backed securities transaction unless all or a portion of the underlying assets are also rated by AMBRS where the purpose of requiring that the underlying assets be rated by AMBRS is intended to reduce competition among credit rating agencies.

Depending on the circumstances listed in (a) through (d) above, Employees should be aware that, "threatening to condition," "threatening to issue," "threatening to modify," "threatening to lower," and "threatening to withdraw" could include directly, indirectly, or implicitly threatening to take these actions. Similarly, "offering to issue" and "offering to modify" could include directly, indirectly, or implicitly offering to take these actions. Additionally, item (d) above could include "threatening to refuse" to issue a rating directly, indirectly or implicitly.

(e)   The nationally recognized statistical rating organization issues or maintains a credit rating with respect to an obligor or security where the nationally recognized statistical rating organization or a person associated with the nationally recognized statistical rating organization made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security;

> Note: This prohibition was adopted to address the potential lack of impartiality that could arise when a nationally recognized statistical rating organization determines a credit rating based on a corporate structure that was developed after consultations with the nationally recognized statistical rating organization or its affiliate on how to achieve a desired credit rating. In simple terms, the rule prohibits a nationally recognized statistical rating organization from rating its own work or the work of an affiliate.

(f)   The nationally recognized statistical rating organization issues or maintains a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within the nationally recognized statistical rating organization who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models;

(g)   The nationally recognized statistical rating organization issues or maintains a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25.00;

(h)   AMBRS is prohibited from issuing an initial public credit rating for a security or money market instrument issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction that is not already publicly rated by another nationally recognized statistical rating organization, or thereafter maintain a credit rating on such instrument, that was paid for by the issuer,



sponsor, or underwriter of the security or money market instrument unless AMBRS disclosed the initial rating engagement and other required information to other nationally recognized statistical rating organizations and has obtained the necessary representations from the issuer, sponsor or underwriter of the securities;

     (i)   The nationally recognized statistical rating organization issues or maintains a credit rating where a person within the nationally recognized statistical rating organization who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

          (1) Participates in sales or marketing of a product or service of the nationally recognized statistical rating organization or a product or service of an affiliate of the nationally recognized statistical rating organization; or

          (2) Is influenced by sales or marketing considerations.

Notwithstanding any provision to the contrary in this Policy or any other AMBRS Policy, any action by AMBRS or by any Employee which violates, or might reasonably be expected to lead to or result in a violation of, the provisions set forth in this Section 3.1 is strictly prohibited.

3.2   **Ban on Representations.**

Pursuant to Section 15E(f) of the Securities Exchange Act of 1934 and Article 10 of Regulation (EC) 1060/2009, AMBRS and each of its Employees are prohibited from representing or implying in any manner whatsoever that AMBRS has been designated, sponsored, recommended, or approved, or that AMBRS's abilities or qualifications have in any respect been passed upon, by the United States or any agency, officer, or employee thereof, or any other non-U.S. Government or regulatory body.